Maria Rabinovich, Esq.

905 West End Avenue, Suite 84

NY, NY 10025

August 9, 2022

Dear Sir/Madam,

This opinion is provided to the Securities and Exchange Commission (the "Commission") in accordance with Rule 400(f) of Regulation Crowdfunding. There is an MOU between the Commission and Central Bank of Ireland, and WeClimate Capital, Inc. ("WeClimate") has appointed an agent for service of process in the United States of America and plans to abide by applicable rules and regulations of the SEC and FINRA. It is therefore, my opinion that WeClimate, the nonresident funding portal, based in Ireland can, as a matter of law, provide the Commission and any registered national securities association of which the nonresident funding portal becomes a member with prompt access to the books and records of such nonresident funding portal, and that the nonresident funding portal can, as a matter of law, submit to onsite inspection and examination by the Commission and any registered national securities association of which the nonresident funding portal becomes a member. Please feel free to reach out with any questions.

Thank you.

Regards,

Maria Rabinovich, Esq.

917 535-9521